CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2009 JAN 21 A 7:27

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0003/09/LTR

[redacted]

2 January 2009

09045150

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

PROCESSED
JAN 23 2009
THOMSON REUTERS

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 29 December 2008 (*Increase of Medium Term Note Programme Limit from S$700 Million to S$1.5 Billion*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

1/21

K:\EL-Team\EL Team Folder\Ltr 2009\ADR\0003-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	29-Dec-2008 19:25:49
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Increase of Medium Term Note Programme Limit From S$700 Million To S$1.5 Billion
Description	Please find attached the announcement relating to the above.
Attachments	CDL_MTN.pdf Total size = **17K** (2048K size limit recommended)

City Developments Limited
Company Reg. No. 196300316Z

INCREASE OF MEDIUM TERM NOTE PROGRAMME LIMIT FROM S$700 MILLION TO S$1.5 BILLION

City Developments Limited (the "**Company**") had established a Medium Term Note Programme (the "**MTN Programme**") on 25 May 1999 pursuant to which the Company may from time to time issue notes (the "**Notes**").

The Company wishes to announce that the maximum aggregate principal amount of notes which may be issued under the MTN Programme has been increased from S$700,000,000 to S$1,500,000,000. Further, DBS Bank Ltd. has been appointed as the new arranger of the MTN Programme with effect from 12 December 2008 following the retirement of the previous arranger.

The proceeds from the Notes will be used to refinance existing borrowings of the Company and its subsidiaries and/or to finance the general working capital requirements of the Company and its subsidiaries.

The Notes will constitute direct, unconditional and unsecured obligations of the Company and shall at all times rank *pari passu* as a single class, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law or the trust deed constituting the Notes) of the Company.

Application has been made to the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for permission to deal in and quotation for any Notes which are at the time of issue thereof to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of the MTN Programme, the Notes or the Company.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

29 December 2008

END